PEDRO'S LIST U.S. L.L.C.

AUDITED FINANCIAL STATEMENTS

For the Period from Inception (February 4, 2020) to October 31, 2020 and the Year Ended October 31, 2021

PEDRO'S LIST U.S. L.L.C.

CONTENTS



Independent Auditor's Report

To the Partners of PEDRO'S LIST U.S. L.L.C.:

Opinion

We have audited the financial statements of PEDRO'S LIST U.S. L.L.C. (the "Company"), which comprise the balance sheets as of October 31, 2021 and October 31, 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended October 31, 2021 and for the period ended October 31, 2020, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and October 31, 2020, and the results of its operations and its cash flows for the year ended October 31, 2021 and for the period ended October 31, 2020 in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has incurred a loss of $14,696 in 2020 and $41,670 in 2021 from operations and has not yet generated any revenue from operations since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern a reasonable period of time.

Antares Professional Corporation, Chartered Professional Accountants
Suite 400, 906 12 Avenue SW, Calgary, Canada T2R 1K7
T: +1 403 375 9955, www.pkfantares.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and
- perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

ANTARES PROFESSIONAL CORPORATION
CHARTERED PROFESSIONAL ACCOUNTANTS

Calgary, Alberta   **Chartered Professional Accountants**
March 08, 2022

Antares Professional Corporation, Chartered Professional Accountants
Suite 400, 906 12 Avenue SW, Calgary, Canada T2R 1K7
T: +1 403 375 9955, www.pkfantares.com

Antares Professional Corporation, Chartered Professional Accountants (PKF Antares) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

PEDRO'S LIST U.S. L.L.C.
Balance Sheets
October 31, 2021 and 2020

	October 31,	
	2021	2020
ASSETS		
Current Assets		
Cash	$ -	$ 8,123
Note receivable	6,000	-
Due from related party	26,155	3,062
Total Current Assets	32,155	11,185
Total Assets	$ 32,155	$ 11,185
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current Liabilities		
Notes payable	$ 57,410	$ -
Accounts payable and accrued expenses	4,159	-
Total Current Liabilities	61,569	-
Total Liabilities	61,569	-
Commitments and contingencies	-	-
Members' Equity(Deficit)		
Members' Capital Accounts	26,952	25,881
Retained (Deficit)	(56,366)	(14,696)
Total Members' Equity (Deficit)	(29,414)	11,185
Total Liabilities and Members' Equity (Deficit)	$ 32,155	$ 11,185

PEDRO'S LIST U.S. L.L.C.
Statements of Operations

	Year Ended October 31, 2021	Inception (February 4, 2020) Through October 31, 2020
Revenues	$ -	$ -
Total revenues	-	-
Operating Expenses		
General and administrative	40,512	14,696
Total operating expenses	40,512	14,696
(Loss) before other expenses	(40,512)	(14,696)
Other (expense)		
Interest (expense)	(1,158)	-
Total other (expense)	(1,158)	-
(Loss) before income taxes	(41,670)	(14,696)
Income taxes	-	-
Net (loss)	$ (41,670)	$ (14,696)


PEDRO'S LIST U.S. L.L.C.
Statements of Members' Equity (Deficit)
February 4, 2020(Inception) Through October 31, 2021 and 2020


	Members' Capital Accounts	Retained (Deficit)	Stockholders' Equity (Deficit)
Balance-February 4, 2020(Inception)	$ -	$ -	$ -
Capital contributions-Eden Miller	20,400	-	20,400
-Andrew Birnbaum	33,400	-	33,400
Distributions-Eden Miller	(25,369)	-	(25,369)
-Andrew Birnbaum	(2,550)	-	(2,550)
Net (loss) for the period ended October 31, 2020	-	(14,696)	(14,696)
Balance-October 31, 2020	25,881	(14,696)	11,185
Capital contributions-Eden Miller	-	-	-
-Andrew Birnbaum	62,000	-	62,000
Distributions-Eden Miller	(60,929)	-	(60,929)
-Andrew Birnbaum	-	-	-
Net (loss) for the year ended October 31, 2021	-	(41,670)	(41,670)
Balance-October 31, 2021	$ 26,952	$ (56,366)	$ (29,414)

PEDRO'S LIST U.S. L.L.C.
Statements of Cash Flows

	Year Ended October 31, 2021		Inception (February 4, 2020) Through October 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss)	$ (41,670)	$	(14,696)
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in assets and liabilities:			
Increase in due from related party	(23,093)		(3,062)
Increase in accounts payable and accrued expenses	4,159		-
Net cash used in operating activities	(60,604)		(17,758)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase in notes receivable	(6,000)		
Contribution of capital from Members-Net	1,071		25,881
Increase in notes payable	57,410		-
Net cash provided by financing activities	52,481		25,881
Net (decrease) in cash	(8,123)		8,123
CASH AT BEGINNING PERIOD	8,123		-
CASH AT END OF PERIOD	$ -	$	8,123
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ -	$	-
Cash paid for income taxes	$ -	$	-

NOTE 1- Summary of History and Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

Nature of Operations

The Company was organized in the State of Nevada on February 4, 2020. The Company originally is in the business to offer an online service to consumers looking for credible and reputable home service and repair providers in Mexico.

Concentration of Risk

The Company places its cash and temporary cash investments with established financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company applies ASC 606, *Revenue from Contracts with Customers*. Under ASC 606, the Company will recognize revenue from the sale of our exercise equipment by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue as each performance obligation is satisfied.

Advertising

Advertising costs are expensed as incurred.

Fair Value of Financial Instruments

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under US GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices for identical assets and liabilities in active markets;

Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

Emerging Growth Company Critical Accounting Policy Disclosure

The Company qualifies as an "emerging growth company" under the 2012 JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As an emerging grown company, the Company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has chosen to "opt out" of such extended transition period, and as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Segments

The Company operates in one business segment, namely the business of (1) Product development, (2) Patent development and (3) Other services in the online home service and repair providers.

Recent Accounting Pronouncements

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or

NOTE   2 – Financial Condition and Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained operating losses of $56,366 from the period of inception (February 4, 2020 through October 31, 2021) and it has a deficit in Members' Equity of $29,414 and may not achieve the level of profitable operations to sustain its activities. These factors raise substantial doubt as to its ability to obtain debt and/or equity financing and achieve profitable operations.

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

There are no assurances that the Companywill be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the company. If adequate working capital is not available to G&O it may be required to curtail its operations.

NOTE 3 – Notes Receivable

The Company has loaned $6,000 on a non-interest bearing note to an unrelated party. The note is due June 13 2022.

NOTE 4 – Due From a Related Party

The Company advanced monies to an entity controlled by one of the Members of the Company. The advances are non-interest bearing. The Company loaned $3,062 in the period ended October 31, 2020 and $23,093 in the year ended October 31, 2021.

NOTE 5 – Notes Payable

At October 31, 2021, the Company has a Promissory Note in the principal amount of $25,000 to an Individual. This Promissory Note (the "Note") was issued in consideration to pay operating expenses of the Company.

At October 31, 2021, the Company has a Promissory Notes in the principal amount of $32,410 to an outside party. This Promissory Note (the "Note") was issued in consideration for monies to advance to a related party and pay other expenses of the Company.

These loans were for operating expenses of the Company, due upon demand and the one for $32,410 is noninterest bearing. The Note for the $25,000 bears an interest rate of 15% and the interest expense for the year ended October 31, 2021 was $1,158, which represents the accrued interest due at the same date. The notes were originally made for twelve months but are due upon demand without any penalties or interest.

NOTE 6 – Members' Equity

The Company has authorized only two members of the LLC as fifty percent Members at October 31, 2021.

NOTE 7 – Contingencies and Commitments

The Company follows ASC 440 & ASC 450, subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies and commitments respectively. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Management of the Company has conducted a diligent search and concluded that there were no commitments, contingencies, or legal matters pending at the balance sheet dates.

The effects of Covid -19 could impact our ability to operate under the going concern and maintain sufficient liquidity to continue operations. The impact of Covid-19 on companies is evolving rapidly and its future effects are uncertain. There are material uncertainties from Covid-19 that cast significant doubt on the company's ability to operate under the going concern. It is highly likely that our company will have issues relating to the current situation that need to be considered by management. There will be a wide range of factors to take into account in going concern judgments and financial projections including travel bans, restrictions, government assistance and potential sources of replacement financing, financial health of suppliers and customers and their effect on expected profitability and other key financial performance ratios including information that shows whether there will be sufficient liquidity to continue to meet obligations when they are due.

NOTE 8 – Subsequent Events

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to October 31, 2021 through the date these financial statements were issued and has determined that it has one material subsequent events to disclose in these financial statements.

The Company expects to file the merger documents with the SEC and FINRA to merge into Pedro's List, Inc. and it is anticipated to close on the merger in the first calendar quarter of 2022. Pedro's List, Inc. will take on the business our current business which is the offering of an online service to consumers looking for credible and reputable home service and repair providers in Mexico.